UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 9, 2024

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	000-51734	35-1811116
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2780 Waterfront Pkwy E. Drive

Suite 200

Indianapolis, Indiana 46214

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (317) 328-5660

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common units representing limited partner interests	CLMT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amendment to Restructuring Agreement

As previously disclosed, on November 9, 2023, Calumet Specialty Products Partners, L.P. (the “Partnership”) entered into a Partnership Restructuring Agreement (as amended, the “Restructuring Agreement”) with Calumet GP, LLC, the general partner of the Partnership (the “General Partner”), The Heritage Group and the other owners of the General Partner (collectively, the “Sponsor Parties”) to effectuate a corporate transition of the Partnership to a new Delaware corporation, Calumet, Inc. (“New Calumet”), that would result in the Partnership and the General Partner becoming subsidiaries of New Calumet (the “Conversion”).

On February 9, 2024, the Partnership entered into that certain First Amendment to Partnership Restructuring Agreement (the “Restructuring Agreement Amendment”), by and among the Partnership, the General Partner and the Sponsor Parties. Pursuant to the Restructuring Agreement Amendment, as of the date of the closing of the Conversion (the “Closing”), New Calumet will be governed by a board of directors (the “New Calumet Board”) of 10 directors, classified into three classes. The initial directors of New Calumet will be appointed by The Heritage Group, together with its affiliates, related trusts, trustees, family members, successors and assigns (“THG”), and following the Closing, (i) for so long as THG owns at least 16.7% of the outstanding shares of New Calumet’s common stock, par value $0.01 per share (“Common Stock”), THG will have the right to nominate two directors; (ii) for so long as THG owns less than 16.7% but 5% or more of the outstanding shares of Common Stock, THG will have the right to nominate one director; and (iii) at such time as THG ceases to own at least 5% of the outstanding shares of Common Stock, THG will not have the right to nominate any directors. In addition, the Restructuring Agreement Amendment sets forth certain Partnership unitholder approvals that are conditions to the Closing and provides that the General Partner will make an election to be taxed as an association taxable as a corporation for U.S. federal income tax purposes prior to the Closing.

The Board of Directors of the General Partner (the “Board”) has unanimously approved the terms of the Restructuring Agreement Amendment and the transactions contemplated thereby. The Board approved the Restructuring Agreement Amendment following the recommendation and special approval of the Conflicts Committee of the Board (the “Conflicts Committee”).

The foregoing description of the Restructuring Agreement Amendment is not complete and is qualified in its entirety by reference to the complete text of the Restructuring Agreement Amendment, a copy of which is attached hereto as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Conversion Agreement

On February 9, 2024, the Partnership entered into a Conversion Agreement (the “Conversion Agreement”) with New Calumet, Calumet Merger Sub I LLC, a wholly owned subsidiary of New Calumet (“Merger Sub I”), Calumet Merger Sub II LLC, a wholly owned subsidiary of New Calumet (“Merger Sub II”), the General Partner and the Sponsor Parties to effectuate the Conversion.

Pursuant to the Conversion Agreement and the transaction documents to be entered into in connection therewith, among other things:

•

Merger Sub II will be merged with and into the Partnership, with the Partnership continuing as the surviving entity and a wholly owned subsidiary of New Calumet, and all of the common units representing limited partner interests in the Partnership (“Common Units”) will be exchanged into the right to receive an equal number of shares of Common Stock; and

•

Merger Sub I will be merged with and into the General Partner (the “GP Merger”), with the General Partner continuing as the surviving entity and a wholly owned subsidiary of New Calumet, and all outstanding equity interests of the General Partner will be exchanged into the right to receive an aggregate of 5,500,000 shares of Common Stock and 2,000,000 warrants (the “Warrants”) to purchase Common Stock at an exercise price of $20.00 per share and expiring three years from the date of issuance.

The Board has unanimously approved the terms of the Conversion Agreement and the transactions contemplated thereby and has resolved to recommend that the Partnership’s unitholders approve the Conversion Agreement. The Board approved the Conversion Agreement following the recommendation and special approval of the Conflicts Committee.

In addition, the parties to the Conversion Agreement have made customary representations, warranties and covenants in the Conversion Agreement. The consummation of the Conversion is subject to certain customary conditions, including, among others: (i) approval of the Conversion Agreement and certain related matters specified in the Restructuring Agreement by the holders of a majority of the outstanding Common Units; (ii) the absence of any law or injunction prohibiting the consummation of the transactions contemplated by the Conversion Agreement; (iii) the effectiveness of a registration statement on Form S-4 (the “Form S-4”) to be filed by New Calumet with respect to the registration of the shares of Common Stock to be issued in the Conversion; (iv) approval for listing of the Common Stock on the Nasdaq Stock Market LLC; (v) expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (vi) the election by the General Partner to be taxed as an association taxable as a corporation for U.S. federal income tax purposes; (vii) subject to specified materiality standards, the accuracy of certain representations and warranties of the other party; and (viii) compliance by the other party in all material respects with its covenants.

The Conversion Agreement may be terminated at any time prior to the effective time of the GP Merger: (i) by the mutual written consent of the Partnership and the Sponsor Parties; (ii) if, upon the conclusion of the meeting of the Partnership’s unitholders called to approve the Conversion, the required unitholder approvals have not been obtained; (iii) if the Closing has not occurred on or before August 7, 2024; or (iv) upon the occurrence of certain other events specified in the Conversion Agreement.

Concurrent with the consummation of the Conversion, New Calumet will amend and restate its certificate of incorporation and bylaws, and the New Calumet Board will be reconstituted in accordance with the terms of the Restructuring Agreement and the Conversion Agreement.

The Conversion Agreement contemplates that, at the Closing, New Calumet will enter into (i) a Registration Rights Agreement with the Sponsor Parties and certain other stockholders of New Calumet, pursuant to which, among other things, New Calumet will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Common Stock that are held, or acquired in the future, by the stockholder party thereto, the Warrants and the shares of Common Stock issuable upon exercise of the Warrants; (ii) a Warrant Agreement with Computershare Inc. and Computershare Trust Company, N.A., a federally chartered trust company, as warrant agent, setting forth the terms of the Warrants; and (iii) a Stockholders’ Agreement with The Heritage Group, setting forth THG’s director designation rights (as described above) and certain consent rights (as described below).

Until the earlier of THG no longer owning at least 5% of the outstanding shares of Common Stock and the third anniversary of the Closing, each of the following will require the consent of THG: (i) any amendment, modification or restatement of the organizational documents of New Calumet or any of its significant subsidiaries; (ii) any increase or decrease in the size of the New Calumet Board; (iii) any appointment or removal of the Chairman of the New Calumet Board or Chief Executive Officer of New Calumet; and (iv) any liquidation, winding up or filing any petition in bankruptcy of New Calumet or any of its significant subsidiaries.

The foregoing description of the Conversion Agreement is not complete and is qualified in its entirety by reference to the complete text of the Conversion Agreement, a copy of which is attached hereto as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference. The Conversion Agreement has been attached as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about the Partnership, New Calumet or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Conversion Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Conversion Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Conversion Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of the Partnership, New Calumet or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Conversion Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Partnership or New Calumet or their subsidiaries or affiliates.

Item 7.01	Regulation FD Disclosure.

On February 12, 2024, the Partnership issued a press release announcing the execution of the Conversion Agreement. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1, is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section and shall not be deemed to be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

This communication relates to the proposed corporate reorganization between the Partnership and New Calumet. This communication may be deemed to be solicitation material in respect of the proposed Conversion. The proposed Conversion will be submitted to the Partnership’s unitholders for their consideration. In connection with the proposed Conversion, New Calumet is expected to file with the Securities and Exchange Commission (“SEC”) the Form S-4 containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”) to be distributed to the Partnership’s unitholders in connection with the Partnership’s solicitation of proxies for the vote of the Partnership’s unitholders in connection with the proposed Conversion and other matters as described in such Proxy Statement/Prospectus. The Proxy Statement/Prospectus will also serve as the prospectus relating to the offer of the securities to be issued to the Partnership’s equityholders in connection with the completion of the proposed Conversion. The Partnership and New Calumet may file other relevant documents with the SEC regarding the proposed Conversion. The definitive Proxy Statement/Prospectus will be mailed to the Partnership’s unitholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED CONVERSION, INVESTORS AND UNITHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED CONVERSION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION.

The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by the Partnership or New Calumet with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from the Partnership at www.calumet.com or by directing a written request to the Partnership at 2780 Waterfront Parkway East Drive, Indianapolis, Indiana 46214.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The Partnership, the General Partner and certain of the General Partner’s executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed Conversion. Information regarding the General Partner’s directors and executive officers is available in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 15, 2023 (the “Annual Report”). To the extent that holdings of the Partnership’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the proposed Conversion to be filed with the SEC when they become available. Unitholders and other investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements and information in this Current Report on Form 8-K may constitute “forward-looking statements.” The words “will,” “may,” “intend,” “believe,” “expect,” “outlook,” “forecast,” “anticipate,” “estimate,” “continue,” “plan,” “should,” “could,” “would,” or other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. The statements discussed in this Current Report on Form 8-K that are not purely historical data are forward-looking statements, including, but not limited to, the statements regarding (i) the expected benefits of the Conversion to the Partnership and its unitholders; (ii) the anticipated completion of the Conversion and the timing thereof; (iii) the expected future growth of the reorganized company; and (iv) the plans and objectives of management for future operations. These forward-looking statements are based on the Partnership’s current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that the Partnership anticipates. The Partnership’s forward-looking statements involve significant risks and uncertainties (some of which are beyond its control) and assumptions that could cause the Partnership’s actual results to differ materially from its historical experience and management’s present expectations or projections. For additional information regarding factors that could cause the Partnership’s actual results to differ from its projected results, please see the Partnership’s filings with the SEC, including the risk factors and other cautionary statements in the Partnership’s latest Annual Report on Form 10-K and other filings with the SEC.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1	First Amendment to Partnership Restructuring Agreement, dated as of February 9, 2024, by and among Calumet Specialty Products Partners, L.P., Calumet GP, LLC and the other parties thereto.

10.2	Conversion Agreement, dated as of February 9, 2024, by and among Calumet Specialty Products Partners, L.P., Calumet GP, LLC, Calumet, Inc., Calumet Merger Sub I LLC, Calumet Merger Sub II LLC and the other parties thereto.

99.1	Press Release, dated February 12, 2024.

104	Cover Page Interactive Data File- the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALUMET SPECIALTY PRODUCTS PARTNERS, L.P.

	By:	CALUMET GP, LLC,
its General Partner

Date: February 12, 2024	By:	/s/ Todd Borgmann
	Name:	Todd Borgmann
	Title:	Chief Executive Officer